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                          April 29, 2024

       Bas van der Baan
       Chief Executive Officer
       Lixte Biotechnology Holdings, Inc.
       680 East Colorado Boulevard, Suite 180
       Pasadena, California 91101

                                                        Re: Lixte Biotechnology
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 23,
2024
                                                            File No. 333-278874

       Dear Bas van der Baan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Ficksman, Esq.